# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Star Acquisition Inc., CIK 0001922331
CUSIP: 37962G102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1641 International Drive, Unit 208, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 12/11/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-043511
Filed by CIK 0001279891

## Reporting persons
- WOLVERINE ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wolverine Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wolverine Trading Partners, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christopher L. Gust: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert R. Bellick: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Global Star Acquisition Inc.
Address of issuer's principal executive offices: 1641 International Drive, Unit 208, McLean, Virginia, 22102

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, L.P. - Illinois
Wolverine Trading Partners, Inc. - Illinois
Christopher L. Gust - US Citizen
Robert R. Bellick - US Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment manager and has voting and dispositive power over 0 shares of Class A common stock. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings. Each of Wolverine Holdings, Mr. Bellick, Mr. Gust, and WTP have voting and disposition power over 0 shares of Class A Common Stock.
Percent of class: 0
Shared power to vote or to direct the vote: WAM has shared power to vote or direct the vote of 0 shares of Class A Common Stock of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 0 shares of Class A Common Stock of the Issuer, in each case as set forth in Item 4(a) above.
Shared power to dispose or to direct the disposition: WAM has shared power to dispose or direct the disposition of 0 shares of Class A Common Stock of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of 0 shares of Class A Common Stock of the Issuer, in each case as set forth in Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Class A Common Stock covered by this statement that may be deemed to be beneficially owned by WAM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WOLVERINE ASSET MANAGEMENT LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (01/06/2025)
- Wolverine Holdings, L.P.: /s/ Christopher L. Gust, Christopher L. Gust, Managing Director (01/06/2025)
- Wolverine Trading Partners, Inc.: /s/ Christopher L. Gust, Christopher L. Gust, Authorized Signatory (01/06/2025)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (01/06/2025)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (01/06/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).